UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-276219) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED, EXCEPT FOR THE STATEMENTS REGARDING OUR EARNINGS FORECAST UNDER THE CAPTION “3. EARNINGS FORECAST ON A CONSOLIDATED BASIS (FOR THE FISCAL YEAR ENDING MARCH 31, 2025).”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Okahashi
Name: Jun Okahashi
Title: Executive Officer & General Manager, Financial Accounting Dept

Date:  November 14, 2024

November 14, 2024
Sumitomo Mitsui Financial Group, Inc. Consolidated Financial Results for the six months ended September 30, 2024 <Under Japanese GAAP>

Head Office: 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan
Stock Exchange Listings: Tokyo Stock Exchange, Nagoya Stock Exchange, New York Stock Exchange
URL: https://www.smfg.co.jp/english/
President: Toru Nakashima
Interim Securities Report (Hanki hokokusho) issuing date: November 29, 2024
Dividend payment date: December 3, 2024
Investors meeting presentation for financial results: Scheduled

Note: Amounts less than one million yen have been rounded down.
1. Consolidated financial results (for the six months ended September 30, 2024)

(1) Operating results	(Millions of yen, except per share data and percentages)

	Ordinary income		Ordinary profit		Profit attributable to owners of parent
Six months ended September 30, 2024	¥5,276,938	17.7%	¥1,030,472	45.3%	¥725,172	37.7%
Six months ended September 30, 2023	4,482,985	53.7	709,232	(2.3)	526,465	0.2

Notes:	1.	Comprehensive income:
		(a) for the six months ended September 30, 2024 ¥373,994 million [(70.3)%] (b) for the six months ended September 30, 2023 ¥1,257,766 million [78.3%]
	2.	Percentages shown in ordinary income, ordinary profit, profit attributable to owners of parent and comprehensive income are the increase (decrease) from the same period in the previous fiscal year.

	Earnings per share	Earnings per share (Diluted)
Six months ended September 30, 2024	¥ 184.77	¥ 184.72
Six months ended September 30, 2023	131.47	131.43

  Note:  On October 1, 2024, Sumitomo Mitsui Financial Group, Inc. (“the Company”) effected a three for one split of its common stock on the record date of September 30, 2024. Earnings per share       and Earnings per share (Diluted) take into account the stock split.

(2) Financial position	(Millions of yen, except percentages)

	Total assets	Net assets	Net assets ratio
As of September 30, 2024	¥290,022,585	¥14,892,743	5.1%
As of March 31, 2024	295,236,701	14,799,967	5.0

Notes:	1.	Stockholders’ equity:
		(a) as of September 30, 2024: ¥ 14,755,242 million (b) as of March 31, 2024: ¥ 14,660,110 million
	2.	Net assets ratio = {(Net assets – stock acquisition rights – non-controlling interests) / total assets} X 100

2. Dividends on common stock	(Yen)
	Cash dividends per share
	1st quarter	2nd quarter	3rd quarter	4th quarter	Annual
Fiscal year ended March 31, 2024	¥ —	¥ 135.00	¥ —	¥ 135.00	¥ 270.00
Fiscal year ending March 31, 2025 Before considering the stock split	—	180.00
(After considering the stock split)	—	180.00
Fiscal year ending March 31, 2025 Forecast/Before considering the stock split			—	180.00	360.00
(Forecast/After considering the stock split)			—	60.00	—

Notes:	1.	Dividend forecast which was announced in May 2024 was revised.
	2.	On October 1, 2024, the Company effected a three for one split of its common stock on the record date of September 30, 2024.

3. Earnings forecast on a consolidated basis (for the fiscal year ending March 31, 2025)

(Millions of yen, except per share data and percentage)

	Profit attributable to owners of parent		Earnings per share
Fiscal year ending March 31, 2025	¥ 1,160,000	20.5%	¥ 299.94

Notes:	1.	Earnings forecast which was announced in May 2024 was revised.
	2.	Percentage shown in profit attributable to owners of parent is the increase (decrease) from the previous fiscal year.
	3.	On October 1, 2024, the Company effected a three for one split of its common stock on the record date of September 30, 2024. At the Board of Directors held on November 14, 2024, the Company resolved to repurchase its own shares. Forecasted earnings per share are calculated by dividing forecasted profit attributable to owners of parent by the number of issued common stocks (excluding treasury stocks) as of September 30, 2024 which takes into account the stock split and the repurchase of own shares.

[Notes]

(1) There were changes in material consolidated subsidiaries during the period.

Newly consolidated: 1 company (JRI Holdings, Limited)

Excluded: 1 company (SMBC Finance Service Co., Ltd.)

(2) Changes in accounting policies, changes in accounting estimates and restatements

(a) Changes in accounting policies due to application of new or revised accounting standards	:	Yes
(b) Changes in accounting policies due to reasons other than above (a)	:	No
(c) Changes in accounting estimates	:	No
(d) Restatements	:	No

Note: For more details, see page 7 “IV. Notes to interim consolidated financial statements.”

(3) Number of shares issued (common stocks)

	As of September 30, 2024	As of March 31, 2024
(a) Number of shares issued (including treasury stocks)	3,924,531,558 shares	4,012,587,252 shares
(b) Number of treasury stocks	10,672,350 shares	70,763,598 shares

	Six months ended	Six months ended
	September 30, 2024	September 30, 2023
(c) Average number of shares issued during the period	3,924,762,726 shares	4,004,538,607 shares

Notes:	1.	The Company has introduced a “Stock grant trust for employees.” The shares of the Company held by the trust are included in the number of treasury stocks to be deducted when calculating both the number of treasury stocks and the average number of shares issued during the period.
	2.	On October 1, 2024, the Company effected a three for one split of its common stock on the record date of September 30, 2024. The number of shares issued (including treasury stocks), the number of treasury stocks and the average number of shares issued during the period take into account the stock split.

(Summary of financial information on a non-consolidated basis)

Non-consolidated financial results (for the six months ended September 30, 2024)

(1) Operating results					(Millions of yen, except per share data and percentages)
	Operating income		Operating profit		Ordinary profit		Net income
Six months ended September 30, 2024	¥ 806,087	187.7%	¥ 593,915	504.9%	¥ 584,119	536.8%	¥ 589,967	526.6%
September 30, 2023	280,170	54.8	98,180	105.1	91,720	106.3	94,155	98.6

	Earnings per share
Six months ended September 30, 2024	¥ 150.32
September 30, 2023	23.51

Notes:	1.	Percentages shown in operating income, operating profit, ordinary profit and net income are the increase (decrease) from the same period in the previous fiscal year.
	2.	On October 1, 2024, the Company effected a three for one split of its common stock on the record date of September 30, 2024. Earnings per share takes into account the stock split.

(2) Financial position	(Millions of yen, except percentages)

	Total assets	Net assets	Net assets ratio
As of September 30, 2024	¥ 19,675,606	¥ 6,376,568	32.4%
As of March 31, 2024	19,745,893	6,075,333	30.8

  Note: Stockholders’ equity:

(a) as of September 30, 2024: ¥6,375,777 million (b) as of March 31, 2024: ¥6,074,401 million

[Note on interim audit procedures]

  This report is out of the scope of the interim audit procedures.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. (“the Company”) and its management with respect to the Company’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of the Company’s securities portfolio; incurrence of significant credit-related costs; the Company’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; and exposure to new risks as the Company expands the scope of its business. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. The Company undertakes no obligation to update or revise any forward-looking statements. Please refer to the Company’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

* Appendix: Financial results for the six months ended September 30, 2024 supplementary information

Interim consolidated financial statements and main notes

I. Interim consolidated balance sheets

	Millions of yen
	March 31, 2024	September 30, 2024
Assets:
Cash and due from banks	¥78,143,100	¥73,612,647
Call loans and bills bought	5,333,883	4,330,213
Receivables under resale agreements	8,525,688	13,430,028
Receivables under securities borrowing transactions	6,799,541	5,933,711
Monetary claims bought	6,103,091	5,545,605
Trading assets	11,540,063	10,614,415
Money held in trust	23,751	32,903
Securities	37,142,808	38,834,511
Loans and bills discounted	107,013,907	105,037,170
Foreign exchanges	2,068,885	2,379,382
Lease receivables and investment assets	207,645	250,180
Other assets	15,313,546	13,593,179
Tangible fixed assets	1,006,883	996,006
Intangible fixed assets	976,706	991,104
Net defined benefit asset	913,791	936,006
Deferred tax assets	71,427	57,248
Customers’ liabilities for acceptances and guarantees	14,869,558	14,244,674
Reserve for possible loan losses	(817,578)	(796,404)

Total assets	¥295,236,701	¥290,022,585

Liabilities:
Deposits	¥164,839,357	¥163,541,943
Negotiable certificates of deposit	14,672,275	13,336,652
Call money and bills sold	3,138,049	4,221,905
Payables under repurchase agreements	19,625,877	20,662,981
Payables under securities lending transactions	1,736,935	1,424,469
Commercial paper	2,429,179	1,981,332
Trading liabilities	9,689,434	8,526,459
Borrowed money	14,705,266	14,889,132
Foreign exchanges	2,872,560	2,199,495
Short-term bonds	863,000	1,011,500
Bonds	13,120,274	12,511,245
Due to trust account	1,246,198	1,095,100
Other liabilities	15,573,044	14,509,112
Reserve for employee bonuses	115,488	83,930
Reserve for executive bonuses	4,411	—
Net defined benefit liability	37,263	36,517
Reserve for executive retirement benefits	1,179	891
Reserve for point service program	35,622	30,040
Reserve for reimbursement of deposits	9,228	7,048
Reserve for losses on interest repayment	121,947	209,887
Reserves under the special laws	4,631	5,296
Deferred tax liabilities	698,632	573,200
Deferred tax liabilities for land revaluation	27,316	27,025
Acceptances and guarantees	14,869,558	14,244,674

Total liabilities	280,436,734	275,129,842

Net assets:
Capital stock	2,344,038	2,345,960
Capital surplus	610,143	611,833
Retained earnings	7,843,470	8,216,457
Treasury stock	(167,671)	(34,101)

Total stockholders’ equity	10,629,980	11,140,149

Net unrealized gains (losses) on other securities	2,406,883	2,095,703
Net deferred gains (losses) on hedges	(65,073)	(135,196)
Land revaluation excess	34,936	34,110
Foreign currency translation adjustments	1,362,647	1,345,023
Accumulated remeasurements of defined benefit plans	290,735	275,451

Total accumulated other comprehensive income	4,030,129	3,615,092

Stock acquisition rights	931	790
Non-controlling interests	138,925	136,710

Total net assets	14,799,967	14,892,743

Total liabilities and net assets	¥295,236,701	¥290,022,585

II. Interim consolidated statements of income and interim consolidated statements of comprehensive income

(Interim consolidated statements of income)

	Millions of yen
Six months ended September 30	2023	2024
Ordinary income	¥4,482,985	¥5,276,938
Interest income	2,923,705	3,450,738
Interest on loans and discounts	1,751,125	1,992,942
Interest and dividends on securities	305,920	468,838
Trust fees	3,784	4,499
Fees and commissions	804,513	905,938
Trading income	164,795	436,753
Other operating income	439,872	79,744
Other income	146,313	399,264
Ordinary expenses	3,773,752	4,246,466
Interest expenses	2,035,952	2,324,340
Interest on deposits	800,847	829,337
Fees and commissions payments	119,549	151,321
Trading losses	229,906	132,106
Other operating expenses	133,937	224,648
General and administrative expenses	1,082,198	1,172,747
Other expenses	172,207	241,302

Ordinary profit	709,232	1,030,472

Extraordinary gains	168	1,527
Extraordinary losses	3,014	4,599

Income before income taxes	706,386	1,027,400

Income taxes-current	176,906	264,819
Income taxes-deferred	837	32,753

Income taxes	177,743	297,572

Profit	528,642	729,827

Profit attributable to non-controlling interests	2,176	4,655

Profit attributable to owners of parent	¥526,465	¥725,172

(Interim consolidated statements of comprehensive income)

	Millions of yen
Six months ended September 30	2023	2024
Profit	¥528,642	¥729,827
Other comprehensive income (losses)	729,123	(355,833)
Net unrealized gains (losses) on other securities	126,098	(255,139)
Net deferred gains (losses) on hedges	71,528	(63,775)
Foreign currency translation adjustments	476,785	(98,034)
Remeasurements of defined benefit plans	(9,683)	(14,408)
Share of other comprehensive income of affiliates	64,394	75,523

Total comprehensive income	1,257,766	373,994

Comprehensive income attributable to owners of parent	1,250,368	370,291
Comprehensive income attributable to non-controlling interests	7,397	3,702

III. Interim consolidated statements of changes in net assets

	Millions of yen
	Stockholders’ equity
Six months ended September 30, 2023	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the period	¥2,342,537	¥694,052	¥7,423,600	¥(151,798)	¥10,308,391
Changes in the period
Issuance of new stock	1,501	1,500			3,001
Cash dividends			(168,077)		(168,077)
Profit attributable to owners of parent			526,465		526,465
Purchase of treasury stock				(61,326)	(61,326)
Disposal of treasury stock		(99)		242	143
Cancellation of treasury stock		(195,160)		195,160	—
Changes in shareholders’ interest due to transaction with non-controlling interests		(9,892)			(9,892)
Reversal of land revaluation excess			(35)		(35)
Transfer from retained earnings to capital surplus		195,259	(195,259)		—
Net changes in items other than stockholders’ equity in the period

Net changes in the period	1,501	(8,391)	163,092	134,076	290,278

Balance at the end of the period	¥2,344,038	¥685,660	¥7,586,692	¥(17,721)	¥10,598,670

	Millions of yen
	Accumulated other comprehensive income
Six months ended September 30, 2023	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the period	¥1,373,521	¥(13,293)	¥35,005	¥843,614	¥133,226	¥2,372,074
Changes in the period
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Cancellation of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Reversal of land revaluation excess
Transfer from retained earnings to capital surplus
Net changes in items other than stockholders’ equity in the period	132,347	75,289	35	525,903	(9,638)	723,938

Net changes in the period	132,347	75,289	35	525,903	(9,638)	723,938

Balance at the end of the period	¥1,505,869	¥61,996	¥35,041	¥1,369,518	¥123,588	¥3,096,013

(Continued)

	Millions of yen
Six months ended September 30, 2023	Stock acquisition rights	Non- controlling interests	Total net assets
Balance at the beginning of the period	¥1,145	¥109,495	¥12,791,106
Changes in the period
Issuance of new stock			3,001
Cash dividends			(168,077)
Profit attributable to owners of parent			526,465
Purchase of treasury stock			(61,326)
Disposal of treasury stock			143
Cancellation of treasury stock			—
Changes in shareholders’ interest due to transaction with non-controlling interests			(9,892)
Reversal of land revaluation excess			(35)
Transfer from retained earnings to capital surplus			—
Net changes in items other than stockholders’ equity in the period	(142)	15,905	739,701

Net changes in the period	(142)	15,905	1,029,980

Balance at the end of the period	¥1,002	¥125,400	¥13,821,086

Six months ended September 30, 2024	Millions of yen
	Stockholders’ equity
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the period	¥2,344,038	¥610,143	¥7,843,470	¥(167,671)	¥10,629,980
Cumulative effects of changes in accounting policies			59,330		59,330
Restated balance	2,344,038	610,143	7,902,800	(167,671)	10,689,311
Changes in the period
Issuance of new stock	1,922	1,922			3,844
Cash dividends			(177,382)		(177,382)
Profit attributable to owners of parent			725,172		725,172
Purchase of treasury stock				(101,576)	(101,576)
Disposal of treasury stock		(339)		486	147
Cancellation of treasury stock		(234,659)		234,659	—
Changes in shareholders’ interest due to transaction with non-controlling interests		(232)			(232)
Increase due to decrease in subsidiaries			39		39
Reversal of land revaluation excess			825		825
Transfer from retained earnings to capital surplus		234,999	(234,999)		—
Net changes in items other than stockholders’ equity in the period

Net changes in the period	1,922	1,689	313,656	133,569	450,838

Balance at the end of the period	¥2,345,960	¥611,833	¥8,216,457	¥(34,101)	¥11,140,149

(Continued)

	Millions of yen
	Accumulated other comprehensive income
Six months ended September 30, 2024	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the period	¥2,406,883	¥(65,073)	¥34,936	¥1,362,647	¥290,735	¥4,030,129
Cumulative effects of changes in accounting policies	(59,330)					(59,330)
Restated balance	2,347,553	(65,073)	34,936	1,362,647	290,735	3,970,798
Changes in the period
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Cancellation of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Increase due to decrease in subsidiaries
Reversal of land revaluation excess
Transfer from retained earnings to capital surplus
Net changes in items other than stockholders’ equity in the period	(251,849)	(70,122)	(825)	(17,624)	(15,283)	(355,706)

Net changes in the period	(251,849)	(70,122)	(825)	(17,624)	(15,283)	(355,706)

Balance at the end of the period	¥2,095,703	¥(135,196)	¥34,110	¥1,345,023	¥275,451	¥3,615,092

	Millions of yen
Six months ended September 30, 2024	Stock acquisition rights	Non- controlling interests	Total net assets
Balance at the beginning of the period	¥931	¥138,925	¥14,799,967
Cumulative effects of changes in accounting policies			—
Restated balance	931	138,925	14,799,967
Changes in the period
Issuance of new stock			3,844
Cash dividends			(177,382)
Profit attributable to owners of parent			725,172
Purchase of treasury stock			(101,576)
Disposal of treasury stock			147
Cancellation of treasury stock			—
Changes in shareholders’ interest due to transaction with non-controlling interests			(232)
Increase due to decrease in subsidiaries			39
Reversal of land revaluation excess			825
Transfer from retained earnings to capital surplus			—
Net changes in items other than stockholders’ equity in the period	(141)	(2,215)	(358,062)

Net changes in the period	(141)	(2,215)	92,775

Balance at the end of the period	¥790	¥136,710	¥14,892,743

IV. Notes to interim consolidated financial statements

(Note on going concern)

 Not applicable.

(Changes in accounting policies)

Application of Accounting Standard for Current Income Taxes, etc.

The Company applied the “Accounting Standard for Current Income Taxes” (ASBJ Statement No.27, October 28, 2022), the “Accounting Standard for Presentation of Comprehensive Income” (ASBJ Statement No.25, October 28, 2022) and the “Implementation Guidance on Tax Effect Accounting” (ASBJ Guidance No.28, October 28, 2022) from the beginning of the six months ended September 30, 2024.

As for the revision of accounting classification of current income taxes (imposed on Other comprehensive income) in accordance with the transitional treatment stipulated in the proviso of Paragraph 20-3 of the Accounting Standard for Current Income Taxes and Paragraph 65-2, Item 2 of the Implementation Guidance on Tax Effect Accounting, the cumulative effects by the retroactive application of the new accounting policies prior to the beginning of the six months ended September 30, 2024, were adjusted to “Retained earnings” at the beginning of the six months ended September 30, 2024. Furthermore, the corresponding amounts were appropriately allocated among “Capital surplus”, “Valuation and translation adjustments” and “Total accumulated other comprehensive income,” and new accounting standards were applied from the beginning balance of the six months ended September 30, 2024. As a result, “Retained earnings” increased by ¥59,330 million and “Net unrealized gains on other securities” decreased by ¥59,330 million at the beginning of the six months ended September 30, 2024.

As for the revision to review the treatment of gains or losses on sales arising from the sale of subsidiaries’ stocks and others between consolidated companies in the consolidated financial statements, in cases where the gains or losses on sales is deferred for tax purposes, the Company applied the Implementation Guidance on Tax Effect Accounting from the beginning of the six months ended September 30, 2024. There were no significant effects on the consolidated financial statements due to the application of the Implementation Guidance.